FORM U-12(I)-B (THREE-YEAR STATEMENT)

                     SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.

                               FORM U-12(I)-B

    STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON EMPLOYED OR RETAINED BY A REGISTERED HOLDING
   COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY
                 ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)


   1.   Name and business address of person filing statement.

        Schiff Hardin LLP, 6600 Sears Tower, Chicago, Illinois 60606; 1101 Connecticut Ave., N.W., Suite 600, Washington, D.C. 20036; 623 Fifth Avenue, New York, New York 10022.

   2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

        See attached Exhibit A.

   3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

        NiSource Inc. and its subsidiaries (including Columbia Energy Group and its subsidiaries).

   4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

        Legal counsel for certain corporate and securities matters, including matters before the Securities and Exchange Commission (including matters related to the Public Utility Holding Company Act of 1935, as amended) and the Federal Energy Regulatory Commission.





   5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

        Name of                      To be         Person or Company
        Recipient      Received      received      from whom received

        Schiff Hardin  ***           ***           NiSource Inc., and
        LLP            confidential  confidential  its subsidiaries
                       treatment     treatment
                       Requested     Requested

        (b) Basis for compensation if other than salary.

            Hourly billing rates plus routine expenses.

   6.   (TO BE ANSWERED IN SUPPLEMENTARY STATEMENT ONLY.  SEE
        INSTRUCTIONS.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

        (a)  Total amount of routine expenses charged to client:

             $______________

        (b)  Itemized list of all other expenses:

             No other expenses.


                                 SCHIFF HARDIN LLP




   Date:  June 4, 2004          /s/ Scott E. Pickens
                                 ----------------------------------
                                    Scott E. Pickens







   EXHIBIT A

   Names of persons through whom Schiff Hardin LLP may act in matters included within the exemption provided by paragraph (b) of Rule 71:


   Peter V. Fazio, Jr.*        Larry Jacobson           David S. McCarthy
   Larry C. Bachman            Charlene Kelly           Richard T. Miller
   Darren Baker                Andrew Klein**           Robert J. Minkus
   Lauralyn G. Bengel          Gearold L. Knowles**     Debra A. Palmer**
   Patricia Dondanville        Shirley Lukitsch**       Laura S. Pruitt**
   Barbara K. Heffernan**      Neal A. Mancoff          Robert J. Regan
   Allan Horwich               Paul C. Marengo          Jason L. Zgliniec




   * Mr. Fazio is also Executive Vice President and General Counsel of NiSource Inc.


   Other than those individuals indicated with (**), the business address of each of the above is 6600 Sears Tower, Chicago, Illinois 60606. The business address of each of those individuals indicated with (**) is 1101 Connecticut Ave., N.W., Suite 600, Washington, D.C. 20036.